SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number: 0-11274

                           NOTIFICATION OF LATE FILING

(Check One):  /x/ Form 10-K     /  / Form 11-K   /  / Form 20-F   / / Form 10-Q
              / / Form N-SAR

         For Period Ended:    JUNE 30, 1999

/  /  Transition Report on Form 10-K      /  /  Transition Report on From 10-Q
/  /  Transition Report on Form 20-F      /  /  Transition Report on Form N-SAR
/  /  Transition Report on Form 11-K

          For the Transition Period Ended: ____________________________________

          READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________
_______________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant            PHARMACEUTICAL FORMULATIONS INC.
                         ------------------------------------------------------
Former name if applicable
                         ------------------------------------------------------

                              460 PLAINFIELD AVENUE
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Address of principal executive office (STREET AND NUMBER)

                              EDISON, NJ 08818-1904
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City, state and zip code

                                     PART II
                             RULE 12b-25 (B) and (C)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10- K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

          State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          PHARMACEUTICAL FORMULATIONS, INC. (THE "COMPANY") COULD NOT COMPLETE ITS FILING ON FORM 10-K FOR THE YEAR ENDED JUNE 30, 1999 (THE 1999 10-K") DUE
TO A DELAY IN OBTAINING AND COMPILING INFORMATION REQUIRED TO BE INCLUDED IN THE 1999 10-K, WHICH DELAY COULD NOT BE ELIMINATED BY THE COMPANY WITHOUT UNREASONABLE EFFORT AND EXPENSE. THE DELAY IS CAUSED BY THE WORK NECESSARY TO COMPLETE THE AUDIT AND BY NEGOTIATIONS WITH THE COMPANY'S LENDERS REGARDING REQUESTED WAIVERS OF CERTAIN COVENANT VIOLATIONS UNDER THE COMPANY'S EXISTING CREDIT FACILITY. THE COMPANY BELIEVES THAT IT WILL BE ABLE TO OBTAIN AND FILE SUCH INFORMATION BY THE 15TH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE.

                                     PART IV
                                OTHER INFORMATION

          (1) Name and telephone number of person to contact in regard to this notification.

          CLIFFORD STRAUB                         (732) 985-7100
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          (Name)                              (Area Code)(Telephone Number)

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).

                                                      / / Yes           /x/ No

THE COMPANY HAS NOT FILED ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 1999. THE COMPANY ALSO EXPECTS TO RESTATE ITS FINANCIAL STATEMENTS INCLUDED IN ITS QUARTERLY REPORTS ON FORM 10-Q FOR THE PERIODS ENDED SEPTEMBER 30, 1998 AND DECEMBER 31, 1998.


          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     /x/ Yes          / / No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          THE COMPANY REPORTED A PROFIT IN FISCAL YEAR 1998. THE COMPANY ANTICIPATES REPORTING A LOSS IN FISCAL YEAR 1999. THE AMOUNT OF SUCH LOSS CAN NOT BE CALCULATED AT THIS TIME SINCE IT DEPENDS, IN PART, ON WHETHER WAIVERS REQUESTED WITH RESPECT TO COVENANT VIOLATIONS UNDER THE COMPANY'S EXISTING CREDIT FACILITY WILL BE GRANTED.

                        PHARMACEUTICAL FORMULATIONS, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  SEPTEMBER 28, 1999                 By: /S/ CLIFFORD STRAUB
      ---------------------------            -------------------
                                             Clifford Straub
                                             Senior Vice President-Chief
                                             Administrative Officer and Chief
                                             Financial Officer

               INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

          Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C.1001).

                              GENERAL INSTRUCTIONS

          (1) This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

          (2) One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files. (3) A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

          (4) Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

          (5) ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Registration S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.